UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 4, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Eleventh Amendment to ExWorks Loan and Security Agreement

On May 22, 2020, the Company and its subsidiaries entered into an Eleventh Amendment to the Loan and Security Agreement (the “Eleventh Amendment to the Loan Agreement”) with ExWorks Capital Fund I, L.P., a Delaware limited partnership (“ExWorks”). Under the terms of the Eleventh Amendment to the Loan Agreement, ExWorks has agreed to enter into an amendment to the ExWorks note (the “Fifth Amended Note”) pursuant to which the principal amount owed under the note would be reduced from $18,800,000.00 to $18,574,429.72 and the maturity date of the note and related obligations under the loan agreement, as amended, was extended to December 31, 2020.

The foregoing summary of the terms and conditions of the Eleventh Amendment to the Loan Agreement and the Fifth Amended Note are qualified in their entirety by the definitive Eleventh Amendment and the Fifth Amended Note, which are attached hereto as Exhibit 6.1 and Exhibit 6.2, respectively, and are incorporated herein by reference.

Resignation of Stormy Simon

As previously reported in our Current Report on Form 1-U filed on May 6, 2020 (the “May 6 Current Report”), on May 4, 2020, the Company’s then Chief Executive, Stormy Simon, resigned from her position as Chief Executive Officer. At the same time, she also resigned from the Company’s board of directors. The Company inadvertently reported in the May 6 Current Report that Ms. Simon would be remaining on the board of directors. That announcement was made in error. Ms. Simon’s resignation from the board and as CEO were both effective as of May 4, 2020.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	May 22, 2020

3

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Form of Eleventh Amendment to the Loan and Security Agreement, dated May 22, 2020, between Hightimes Holding Corp., its subsidiaries, and ExWorks Capital Fund I, L.P.

6.2	Form of Fifth Amended and Restated Senior Secured Convertible Note, dated May 22, 2020, issued by Hightimes Holding Corp. and its subsidiaries to ExWorks Capital Fund I, L.P.

4